Form CORRESP

CARDTREND INTERNATIONAL INC. - CDTR

Filed: June 9, 2009 (period: )

Correspondence from a filer to the SEC

Cardtrend International Inc.
800 5th Avenue Ste. 410
Seattle, WA 98104

June 9th, 2009

Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Finance
Washington, D.C. 20549

RE: Cardtrend International Inc.. – File No: 0-30013

Dear Ms. Thompson:

Pursuant to your letter dated May 21, 2009, please find the following responses to your comments.

          Form 10-KSB for fiscal year ended December 31, 2007:
          Report of Independent Registered Public Accounting Firm, page F-1

1.	We will re-file an amended 10K in accordance with your comments on or about June 9, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008
Consolidated Statements of Changes in Stockholders’ (Deficit) Equity, page F-6
2.

The stock options issued to consultants within a contra-equity deferred compensation account was for those stock options issued to consultants for their services to be provided over a period of time. We fair valued total stock option and amortized over the contracted service period on a quarterly basis, and expensed off the quarterly amortized amount commencing from the quarter in which the service contract was signed. For the amortized fair value amount due for expensing off in a quarter, it was expensed off to the Profit and Loss account for the period ended the said quarter. For those amortized stock option fair values which were not due for expensing off, they were reflected in the contra-equity deferred compensation account.

For example: On November 15, 2007, the date of signing of a service contract with a consultant, we issued a stock option with immediate full vesting and exercising to the consultant for him to acquire 500,000 free trading shares of the Company’s common stock in exchange for his services to be provided over a 24-month period commencing from the date of signing the service contract. The fair value of the option determined on the same day was $29,500. We amortized this amount over 8 quarters and began to expense off the quarterly amortized amount from the 4th quarter 2007. Therefore, in the 4th quarter of 2007, we expensed off $3,688, (=$29,500/8) to the Profit and Loss and deferred the undue portion, $25,812, in the deferred compensation account as a contra-equity in the balance sheet.

As at the date of this response, we are awaiting the outcome of the review by our current auditor, ZYCPA Ltd., on whether the above accounting treatment is incorrect, and if so, we shall quantify the impact of the error on each line item on the face of our financial statements as advised by you. We shall revert to you as soon as we receive the outcome of the review within the next 30 days.

Notes to Financial Statements, page F-10
Note 3. Summary of Significant Accounting Policies, page F-11 Impairment of Goodwill and Other Intangible Assets, page F-12
3.

Your comments stated in all the bullet points have been noted and we agree that we have erred in the goodwill impairment tests carried out by us. We are seeking further guidance from our current auditor, ZYCPA Company Ltd., to carry out the goodwill impairment tests in accordance to the guidelines stated in your comments. We shall provide you with the results of the revised goodwill impairment tests within the next 30 days.

Note 10. Stock Options and Warrants, page F-18

4

In all instances, we used the date of the signing of the service contract with the third party (consultants), which is also the date of the award of the equity instrument, as the measurement date to measure the fair value of our equity instrument issuances. Appended below are the details of the vest-over-time and vest-immediately equity instruments for employees and consultants, respectively, per your request:

(a) For Employees	Outstanding As At	Outstanding As At
Unamortized amount	December 31, 2007	September 30, 2008

Vest-over-time	$1, 374,197	$1,084,827
Vest-immediately	$773,334	$738,437

(b) for Consultants	Outstanding As At	Outstanding As At
Unamortized amount	December 31, 2007	September 30, 2008

Vest-over-time	$69,996	$900
Vest-immediately	$204,229	$0

In all instances of the equity awards for the consultants, there were no disincentives for non-performance on the part of the consultants. As pointed out by you, we now realize that we may have erred in the calculations of the fair values for the vest-over-time options awarded to the consultants. We shall determine, quantify and review with our current auditor, ZYCPA Ltd., the impact of the error on each line item on the face of our financial statements. We shall revert to you as soon as we receive the outcome of the review from ZYCPA Ltd., within the next 30 days.

5.

The incremental compensation expense recognized for option modification during the 31-December-2008 period was $18,900 which had already been accounted for in the financial statements disclosed in the Form 10K for the fiscal year ended December 31, 2008.

Note 14. Convertible Promissory Note Payable, page F-23
6.

We were guided by our previous auditing firm, RBSM LLP, on the accounting treatments for the conversion features of the convertible notes. RBSM LLP has become a shareholder of our company in May 2009. We are of the opinion that it may not be appropriate to now seek its assistance on the response to you on this comment. Hence, we have turned to our current auditor, ZYCPA Ltd., for assistance. We are awaiting the input from ZYCPA Ltd. and expect to receive such input within the next 30 days. We shall revert to you as soon as the input is received.

7.	Accounting entries for the redemptions on September 19, 2008 of the 26 convertible notes issued on various dates during 2007 and 2008 are as follows:

Debit	Convertible Notes (BS)	$754,163.89
Credit	Convertible Note Redemption (BS)		$754,163.89
Being Redemption of Convertible Loans

Debit	Unamortized Discounts of	$159,920
	Convertible Notes
Credit	Additional Paid-in Capital		$159,920
Being Extinguishment of Unamortized Discounts

Debit	Convertible Notes Interest Payable	$31,416.36
	(BS
Credit	Convertible Note Redemption (BS)		$31,416.36
Being Redemption of Convertible Note Interests

          Accounting entries for the 6 new convertible notes issued on September 19, 2009 after the redemptions of the 26 convertibles notes are as follows:

Debit	Convertible Note Redemption	$785,580.24
	(BS)
Credit	Convertible Note Redemption (BS)		$785,580.24
Being Issuance of New Convertible Notes

Furthermore, we acknowledge that we are responsible for the adequacy and accuracy of the disclose in our filings; that the SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert the comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Regards,

THOMAS CL WONG
Thomas CL Wong
Chief Financial Officer